March 7, 2016

VIA HAND DELIVERY AND EDGAR

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ingevity Corporation
Amended Registration Statement on Form 10-12B
Filed December 10, 2015
File No. 001-37586

Dear Mr. Ingram,

On behalf of our client, Ingevity Corporation (“Ingevity” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set

March 7, 2016

forth in your letter dated December 22, 2015, regarding the Company’s Amended Registration Statement on Form 10 (File No. 001-37586) (the “Form 10”) filed on December 10, 2015. In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 2 to the Form 10 (“Amendment No. 2”). For the Staff’s convenience, a copy of this letter, along with a marked electronic copy of this Amendment No. 2, is being provided to show the revisions from the version of the Form 10 filed on December 10, 2015.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All page references in the responses set forth below shall refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 2.

Amendment No. 1 to the Form 10-12B Filed December 10, 2015

General

1.	We note your response to comment one in our letter dated November 2, 2014. We strongly encourage you to include the omitted information in the next amendment. Please understand that executive compensation disclosure for the fiscal year ended December 31, 2014 will be required prior to effectiveness.

Response: In response to the Staff’s comment, the Information Statement has been revised to include all current information available at this time that is responsive to the requirements of Form 10. The Company anticipates that any outstanding required information, in particular descriptions of the remaining ancillary agreements not filed with this Amendment No. 2 and the forms thereof, will be filed with Amendment No. 3 to the Form 10.

2.	We note the revisions to your filing in response to comment four in our letter dated November 2, 2015. Please be advised, and as you previously presented, the most directly comparable GAAP measure to a non-GAAP performance measures is net income. Please revise your disclosures and reconciliations accordingly.

Response: In response to the Staff’s comment, the Information Statement has been revised beginning on page 52.

Information Statement filed as Exhibit 99.1

Unaudited Pro Forma Combined Financial Statements, page 44

March 7, 2016

3.	We note that prior to the completion of your separation from WestRock, you will enter into agreements to obtain your own insurance coverage, fees for a stand-alone public company audit, outsourcing certain compliance functions, and compensation agreements for your executive team. Please clarify how you determined the amounts of pro forma statements of operations adjustments (A).

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has determined the amounts of pro forma statements of operations adjustments (A) primarily based on executed employment agreements with members of the executive team. In addition, we have obtained specific quotes and entered into various contracts (none of which individually are material contracts) obtained from the services providers with which the Company will engage in ongoing business following the separation from WestRock, including accounting, auditing and insurance services, among others. These costs were compared to historical allocations to determine the appropriate pro forma statements of operations adjustments.

4.	Please clarify how you determined the amounts of pro forma statements of operations adjustments (C). Please specifically address where and how interest expense related to your capital lease is reflected, your basis for determining the interest rate associated with the debt to be incurred, and your basis for reflecting interest income.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s capital structure, including the amount, interest rate and structure of any third party indebtedness to be incurred, is based on the credit agreement, dated as of March 7, 2016, entered into by the Company, Wells Fargo Bank, N.A., as Administrative Agent, and other lenders from time to time party thereto.  The adjustments described in in Note (C) to the pro forma statement of operations appropriately reflect the final terms of this credit agreement and the “Description of Material Indebtedness” in the Form 10 has been revised to incorporate the details of this committed third party indebtedness as well.

Interest expense related to our capital lease obligations is calculated based on stated interest rates of the obligations and is included in the Company’s historical results within the Interest expense caption on the Unaudited Pro Forma Combined Statements of Operations.

The interest rates and respective interest income earned on the anticipated $80 million escrow holdings were based on current yields for bonds of a similar term to the expected duration of the holding period of the escrow funds. Subsequent to filing Amendment No.1, we made changes to the planned investment vehicle of the escrow holdings such that the expected interest rate on the escrow holdings results in de minimis amounts of interest income. The Information Statement has been revised beginning on page 44 to reflect this change in the expected interest income earned on the escrow holdings.

March 7, 2016

Financial Statements

Summary of significant accounting policies, page F-8

Depreciation, page F-10

5.	Based on your response to comment 18 in our letter dated November 2, 2015, we note you have added disclosure that states approximately 68% of the cost of your machinery and equipment have useful lives of twenty years. It appears that the remaining 32% of the cost of your machinery and equipment have useful lives of five to thirty years. As previously requested, please consider breaking out the machinery and equipment category into smaller components and disclosing the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range and disclosing the weighted average useful life.

Response: In response to the Staff’s comment, the disclosures on pages 68 and F-10 have been revised.

Note G. Allocated Costs and Related-Party Transactions, page F-15

6.	Based on your response to comment 19 in our letter dated November 2, 2015, we note that you were unable to quantify the amount of expense that would have been incurred during the historical periods on a stand-alone basis, as it is not practicable to do so. As previously requested, please enhance your disclosure here and in your interim financial statements to state that it is not practicable to provide management’s estimates of expenses on a stand-alone basis. Refer to SAB Topic 1:B:1.

Response: In response to the Staff’s comment, the disclosures beginning on pages F-15, F-16 and F-33 have been revised.

Combined Interim Balance Sheets, page F-28

7.	We note your response to comment 22 in our letter dated November 2, 2015, however, due to the material reduction to historical equity that will occur upon the separation, we continue to believe you should reflect the dividend to your parent on a pro forma basis alongside your most recent historical balance sheet as required by SAB Topic 1:B:3.

Response: In response to the Staff’s comment, the Information Statement has been revised on page F-29.

March 7, 2016

*       *        *        *        *        *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403 –1163 or at fjstapleton@wlrk.com.

Sincerely yours,

/s/ Francis J. Stapleton, Esq.

Wachtell, Lipton, Rosen & Katz

Enclosures

CC:	Robert B. McIntosh, Esq.
Executive Vice President, General Counsel and Secretary, WestRock Company

Katherine Burgeson, Esq.
General Counsel, Ingevity Corporation

Gregory E. Ostling, Esq.
Partner, Wachtell, Lipton, Rosen & Katz